UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

707 Zhang Yang Road, Sino Life Tower, F35, Pudong, Shanghai, P.R. China 200120
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 25, 2018, Xinxuan Hu resigned from all his positions with Golden Bull Limited (the “Company”), its subsidiaries and affiliates (collectively, the “DNJR Entities”), including but not limited to his position as Chief Financial Officer on the board of directors (the “Board”). Mr. Hu’s resignation did not result from any disagreement with the Company.

On the same day, Jing Leng was appointed as the Chief Financial Officer to fill in the vacancy created by Mr. Hu’s resignation effective immediately.

Ms. Leng currently serves as the financial manager of China Rapid Finance Limited, (NYSE: XRF). Prior to joining XRF, Ms. Leng was the internal audit manager and financial statements manager of Yizhao Weide Fitness Management Co., Ltd. from October 2014 to December 2016. She was a Certified Public Accountant in PRC and worked as a senior auditor in Earnest & Young Hua Ming LLP from August 2009 to September 2014. Ms. Leng has a bachelor’s degree in Accounting from Tongji University.

Ms. Leng has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Leng had, or will have, a direct or indirect material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN BULL LIMITED
(Registrant)

Date: July 3, 2018

By:	/s/ Erxin Zeng
Name: Erxin Zeng
Title: Chief Executive Officer

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